                             ANNUAL INFORMATION FORM

                                       OF

                          COOLBRANDS INTERNATIONAL INC.

                        Fiscal Year Ended August 31, 2005

                                                               December 13, 2005

                                TABLE OF CONTENTS

CORPORATE STRUCTURE...............................................             2
GENERAL DEVELOPMENT OF THE BUSINESS...............................             3
NARRATIVE DESCRIPTION OF THE BUSINESS.............................             7
DIVIDENDS.........................................................            17
DESCRIPTION OF CAPITAL STRUCTURE..................................            17
MARKET FOR SECURITIES.............................................            18
DIRECTORS AND OFFICERS............................................            19
AUDIT COMMITTEE...................................................            23
LEGAL PROCEEDINGS.................................................            25
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS........            25
TRANSFER AGENT AND REGISTRAR......................................            26
MATERIAL CONTRACTS................................................            26
INTERESTS OF EXPERTS..............................................            27
ADDITIONAL INFORMATION............................................            28

SCHEDULE
AUDIT COMMITTEE CHARTER...........................................   SCHEDULE "A"

FORWARD-LOOKING STATEMENTS

          The information in this document contains certain forward-looking statements with respect to CoolBrands International Inc., its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget" "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting CoolBrands specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the tastes and preferences of the global retail consumer of CoolBrands' products; the ability of CoolBrands to be competitive in the highly competitive U.S. market for frozen desserts fluctuations in consumption of CoolBrands' products and services as a result the seasonal nature of the frozen dessert industry; the ability of CoolBrands to retain or acquire shelf space for its products in supermarkets, club stores and convenience stores; the ability of CoolBrands to effectively manage the risks inherent with mergers and acquisitions; the effect on foreign operation of political, economic and regulatory risks; currency risk exposure; the ability to recruit and retain qualified employees; changes in prices for raw materials; the ability of CoolBrands to pass on cost increases resulting from inflation and other risks described from time to time in publicly filed disclosure documents of CoolBrands and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of December 5, 2005 and CoolBrands disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

CORPORATE STRUCTURE

          CoolBrands International Inc. ("CoolBrands" or the "Corporation") was formed under the Business Corporations Act (Ontario) by articles of amalgamation dated September 7, 1994 under the name Yogen Fruz World-Wide Inc. On March 18, 1998, the Corporation was continued under the Companies Act (Nova Scotia). On March 15, 2000, the Corporation amended its articles to change its name to CoolBrands International Inc.

          The Corporation's principal office is located at 8300 Woodbine Avenue, 5th Floor, Markham, Ontario, L3R 9Y7. Its registered office is located at Suite 800, 1959 Upper Water Street, Halifax, Nova Scotia, Canada, B3J 2X2. The Corporation's principal office in the United States is located at 4175 Veterans Highway, 3rd Floor, Ronkonkoma, New York, 11779.

          The principal direct and indirect subsidiaries of the Corporation and the jurisdiction in which they were incorporated or organized are set out below.


                             -------------------------------
                            | COOLBRANDS INTERNATIONAL INC. |
                            |         (Nova Scotia)         |
                             -------------------------------
                                             |
                                             |
                                             |
                ---------------------------------------------------------
               |                              |                          |
               | 100%                         | 100%                     | 100%
               |                              |                          |
        --------------              -------------------            -------------
       |  INTEGRATED  |            |     YOGEN FRUZ    |          |  YOGEN FRUZ |
       |  BRANDS INC. |            | ACQUISITIONS INC. |          | CANADA INC. |
       | (New Jersey) |            |      (Nevada)     |          |   (Ontario) |
        --------------              -------------------            -------------
              |                                                          |
              |                                                          | 100%
              |                                                          |
              |                                               -----------------------
              |                                              |      KAYLA FOODS      |
              |                                              | INT'L (Barbados) INC. |
              |                                              |       (Barbados)      |
              |                                               -----------------------
              |
        --------------------------------------------------------
       |               |                    |                   |
       | 100%          | 50.1%              | 100%              | 100%
       |               |                    |                   |
 ------------     -----------     -------------------     -------------
| COOLBRANDS |   | AMERICANA |   | ESKIMO PIE FROZEN |   |  ESKIMO PIE |
| DAIRY INC. |   |  FOODS LP |   | DISTRIBUTION INC. |   | CORPORATION |
| (Delaware) |   |  (Texas)  |   |     (Delaware)    |   |  (Virginia) |
 ------------     -----------     -------------------     -------------

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

          CoolBrands is focused on manufacturing, marketing and selling a broad range of ice creams, frozen snacks and fresh yogurt products under nationally and internationally recognized brand names. The Corporation has five main operating segments: the frozen dessert segment (formerly called the pre-packaged consumer products segment) (the "Frozen Dessert Segment"), the yogurt segment (the "Yogurt Segment"), the foodservice segment (the "Foodservice Segment"), the dairy components segment (the "Dairy Components Segment") and the franchising and licensing segment (the "Franchising and Licensing Segment").

          Frozen Dessert Segment

          CoolBrands competes in the frozen dessert industry, marketing a diverse range of frozen desserts through its Frozen Dessert Segment under nationally and internationally recognized brand names, including Whole Fruit'TM' Sorbet, Eskimo Pie'r, Godiva'r', Dreamery'r' Ice Cream, Tropicana'r', Yoplait'r', Chipwich'r', Fruit-A-Freeze'r', Trix'r', No Pudge!'TM', Crayola'TM', Justice League'TM', Snapple'TM', Care Bear'TM', and Atkins'r'. Through its Frozen Dessert Segment, CoolBrands operates a direct store door distribution system in selected markets in the United States, serving these CoolBrands products and a growing family of partner brands including Good Humor, Nestle, Dreyer's, Edy's, Haagen-Dazs, Friendly's, Klondike and Carvel to supermarkets, convenience stores and other retail customers.

          Yogurt Segment

          CoolBrands subsidiary, CoolBrands Dairy Inc. manufactures cup yogurt at its plant located in North Lawrence, New York, under the Breyers'r' brand pursuant to a trademark rights agreement, which grants the right in perpetuity, and under the Creme Savers'r' brand pursuant to a long term license agreement.

          Foodservice Segment

          CoolBrands' Foodservice Segment manufactures and sells premium soft-serve ice cream, frozen yogurt, a wide variety of hard pack ice cream, frozen yogurt and ice cream mixes, frozen dessert novelties and dairy mixes to well-known national distributors, colleges and universities, food companies and national chain restaurant customers.

          Dairy Components Segment

          CoolBrands' Dairy Components Segment manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, eggnog bases and other ingredients, and flexible packaging products for use in private label dairy products, in addition to the Corporation's brands.

          Franchising and Licensing Segment

          The Corporation is one of the largest franchisors and licensors of stores and other locations serving primarily frozen yogurt through its Franchising and Licensing Segment. CoolBrands franchises and licenses frozen dessert outlets operated under a family of brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz, Bresler's'r' Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company-owned, franchised and non-traditional partnership locations around the world. The Corporation also franchises and licenses gourmet coffee shop outlets in 3 countries under the name Java Coast'r' Fine Coffees.

Three Year History

          Recent Developments

          On December 13, 2005, the Corporation announced that, on the recommendations of the Corporate Governance Committee of the Corporation's board of directors, the Corporation is instituting various changes and initiatives, including the following:

     o Collapse of Dual Class Structure - the Corporation will propose a special resolution to its shareholders at the annual and special meeting scheduled for February 27, 2006 which, if passed, will result in the change of each Class A subordinate voting share (the "Subordinate Voting Shares") and each Class B multiple voting share (the "Multiple Voting Shares") into one common share on May 31, 2007, unless the independent directors unanimously determine to effect the change earlier.

     o Board Representation Agreement and Trust Agreement - upon the change to the Corporation's dual class structure becoming effective, these agreements will terminate. Prior to termination, the parties have agreed that the Corporate Governance Committee will make all nominations for membership to the board of directors of the Corporation. Copies of the Board Representation Agreement and Trust Agreement are available on the Internet at www.sedar.com.

     o Continuance under the Canada Business Corporations Act - at the annual and special meeting of shareholders scheduled for February 27, 2006, the Corporation will propose a special resolution to continue the Corporation under the Canada Business Corporations Act. If passed, this will allow the

          Corporation to be governed by a more modern corporate statute than the Nova Scotia Companies Act, under which the Corporation is currently organized.

     o On September 2, 2005, the Corporation announced that it had entered into an amendment to its existing credit facilities with JP Morgan Chase Bank (the "Credit Amendment"). The Credit Amendment extends the maturity of the existing facilities from November 1, 2005 until January 3, 2006 and waives defaults in its financial covenants resulting from the Corporation's performance for the quarters ended May 31, 2005 and August 31, 2005. The Credit Amendment also eliminates all of the existing financial covenants from the loan agreements through the remainder of the term.

     o During the fourth quarter of 2005, the Corporation adopted, on a retroactive basis, accounting principles generally accepted in the United States. Previously, the Corporation prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principles in Canada.

          2005

          CoolBrands reported a consolidated net loss for the year ended August 31, 2005 of $74,070,000. Major developments in fiscal 2005 included:

     o the acquisition of the yogurt business of Kraft Foods, Inc. for approximately $59,000,000 under which the Corporation acquired licenses to brands including Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties, Creme Savers Smoothie drinkable yogurts, related intellectual property rights, and a manufacturing facility in North Lawrence, New York;

     o the announcement of the untimely passing of Richard E. Smith, its then Co-Chairman and Co-Chief Executive Officer and subsequent appointment of David J. Stein, previously President and Co-Chief Executive Officer, as Co-Chairman, President and Chief Executive Officer;

     o the termination by mutual agreement of the Corporation's management agreement with Calip Dairies, Inc. ("Calip"), pursuant to which Calip provided Mr. Richard Smith's full time management services and certain other ancillary services; and

     o the election of four new independent directors to the board of directors of the Corporation, following which the Corporation's board of directors now consists of a majority of independent directors.

          2004

          CoolBrands reported net earnings of $23,512,000 for the year ended August 31, 2004. Major developments in fiscal 2004 included:

     o the successful launch of a complete line of Atkins'r' Endulge'TM' super premium ice creams and frozen snacks intended for use as part of a controlled-carbohydrate lifestyle. Sales of the Corporation's Atkins'r' offerings have since declined with the general drop in popularity of such ice creams and frozen snacks among global retail consumers;

     o the commencement of franchising Tropicana Smoothies, Juices & More retail outlets and completion of four development agreements requiring the opening of twenty-two franchise stores, of which, fourteen stores have been opened to date;

     o the continued expansion of the Corporation's production capabilities at Americana Foods with a $15,000,000 investment to install new production lines and to upgrade existing production lines to accommodate growth; and

     o the loss of the Corporation's license for Weight Watchers Smart Ones effective September 28, 2004, subject to an additional period in which the Corporation sold off and balanced inventories.

          2003

          CoolBrands reported net earnings of $16,833,000 for the year ended August 31, 2003. Major developments in fiscal 2003 included:

     o the acquisition of Americana Foods, (the "Americana Foods Acquisition"), a large and versatile frozen dessert manufacturing facility in the United States which supplies a variety of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties for the Corporation and to national retailers, food companies and restaurant chains; and

     o the acquisition of Dreamery'r' ice cream and Whole Fruit'TM' sorbet brands from Dreyer's Grand Ice Cream, Inc. as well as the rights to the license for the Godiva'r' ice cream brand, which was assigned by Dreyer's (the "Dreyer's Acquisition"); and

     o the acquisition of substantially the entire Haagen-Dazs Ice Cream distribution system in the United States from Nestle Ice Cream Company LLC ("Nestle"), including distribution assets in the states of Washington, Oregon, Florida, California, Pennsylvania, New Jersey, Utah, Minnesota, Maryland, and The District of Columbia.

NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

          CoolBrands businesses primarily consist of the marketing and selling of frozen desserts and the related vertically integrated manufacturing and distribution operations in the U.S. and, the manufacturing and selling of fresh yogurt products, foodservice sales and manufacturing of frozen yogurt and ice cream mixes, the manufacture and sales of ingredients and packaging to the dairy industry and the franchising and licensing of well known ice cream and frozen yogurt brand names internationally. CoolBrands markets a diverse range of frozen desserts and fresh yogurt products under nationally and internationally recognized brand names. The Corporation manages and evaluates its operations in five segments: the Frozen Dessert Segment (formerly the Pre-packaged Consumer Products Segment), the Yogurt Segment, the Foodservice Segment, the Dairy Components Segment, and the Franchising and Licensing Segment.

Frozen Dessert Segment

          The Corporation manufactures, distributes and sells a variety of pre-packaged frozen dessert to distributors, and various retail establishments, throughout Canada and the United States, including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

          The Corporation's products for wholesale sale include: Tropicana'r' frozen novelties and frozen dessert specialties; Eskimo Pie'r' frozen novelties and frozen dessert specialities, Godiva'r' ice cream, Whole Fruit'TM' sorbet, Dreamery'r' ice cream, No Pudge! novelties, Chipwich'r' novelties, Fruit-A-Freeze'r' novelties, Atkins'r' Endulge'TM' super premium ice cream products, Yoplait'r' ready to eat frozen yogurt products; Trix'r' frozen novelties, and a variety of other novelties, including those sold under the "Great American", "Tropical", "Chilly Things" and "Bullet" trademarks. Many of the Yoplait'r', No Pudge! and Atkins'r', products appeal to the healthier consumer lifestyle and eating trends toward lower and no fat and lower and no cholesterol products. The marketing, distribution and sale of pre-packaged frozen dessert products under the, Godiva'r', Tropicana'r', No Pudge!, Yoplait'r', Trix'r', Crayola, Snapple, Justice League, Care Bears and Atkins'r' Endulge'TM' trademarks are accomplished pursuant to exclusive long-term license agreements. The Corporation, through its subsidiary, Integrated Brands Inc. ("Integrated Brands"), has the right to develop and on an on-going basis is developing additional products under the foregoing trademarks. Integrated Brands incurs significant expenses to obtain shelf space in connection with the introduction of its new products.

          Integrated Brands purchases packaging and ingredients for its products directly from unaffiliated suppliers. Integrated Brands then sells the packaging and ingredients to unaffiliated manufacturers. Certain of these manufacturers also manufacture other ice cream and related frozen dessert products for other companies, including companies affiliated with David M. Smith, the Vice-Chairman and Chief Operating Officer of the Corporation. Mr. Smith and his father's estate are significant CoolBrands shareholders. The unaffiliated manufacturers produce Integrated Brands' products according to Integrated Brands' specifications and formulas under quality control supervision by Integrated Brands. Integrated Brands then purchases the finished products from the unaffiliated manufacturers at a formula price based upon the manufacturers' actual cost of ingredients and packaging plus an agreed upon processing fee which includes a profit for the manufacturers. Integrated Brands believes there are many alternative ice cream and novelty manufacturers available on comparable terms.

          Americana Foods also manufactures numerous products that are sold by Integrated Brands and distributed by Eskimo Pie Frozen Distribution.

          David M. Smith, the Vice-Chairman and Chief Operating Officer of the Corporation, is the sole stockholder of Calip which has the exclusive right to distribute products of Integrated Brands and its subsidiaries, affiliates and associates in the State of New Jersey and certain areas in the State of New York, and the State of Connecticut pursuant to a distribution agreement with Integrated Brands. The distribution agreement is to remain in effect as long as the Smith family controls Calip, unless Calip gives notice that it will not renew the agreement

Yogurt Segment

          CoolBrands subsidiary, CoolBrands Dairy Inc., manufactures cup yogurt at its plant located in North Lawrence, New York, under the Breyers brand pursuant to a trademark rights agreement, which grants the right in perpetuity, and under the Creme Savers brand pursuant to a long term license agreement.

          Breyers yogurt is distributed and sold across the United States, internationally through the United States military complex and throughout the Caribbean. Finished goods are shipped refrigerated freight to strategic refrigerated warehouses for distribution to key accounts.

          CoolBrands Yogurt Segment has a variety of third party sources for key raw materials and packaging supplies for its entire line of yogurt products. In addition to its core operations of manufacturing and selling fresh yogurt, CoolBrands' North Lawrence facility manufactures retail snack cottage cheese which it sells to Kraft Foods for national sales and distribution. In addition, the manufacturing processes of the North Lawrence facility generate excess fresh sweet cream, a valuable fresh dairy product. This excess fresh sweet cream is also sold to Kraft Foods. The geographic location of North Lawrence, New York is a strong compliment to other dairy processors which also require fresh sweet cream in their manufacturing operations.

Foodservice Segment

          In addition to products manufactured for use in its business, the Corporation manufactures soft serve frozen yogurt and premium ice cream mixes in a leased facility in Russellville, Arkansas. Soft serve mix is sold under the Eskimo Pie brand name to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft serve ice cream and frozen yogurt products to consumers. A separate sales force working within Eskimo Pie's wholly-owned subsidiary, Sugar Creek Foods, Inc., manages the sale of soft serve yogurt and ice cream mixes.

Dairy Components Segment

          In addition to products manufactured for use in its business, the Corporation sells various other ingredients to the dairy industry produced at its New Berlin, Wisconsin facility. This business involves blending, cooking and processing basic flavours and fruits to produce products, which subsequently are used by customers to flavour frozen desserts, ice cream novelties and fluid dairy products. Products are manufactured in three distinct manners: Chocolate coatings are blended and milled through ball mills; dairy powders are dry blended in ribbon blenders; and variegates and flavour bases are cooked in stainless steel kettles. The Corporation also manufactures flexible packaging, such as private label ice cream novelty wraps, at its Bloomfield, New Jersey plant. These products are sold to the dairy industry, including many of the Corporation's independent contract manufacturers and Americana Foods. Dairy components products are distributed via common carrier truck lines.

          The Dairy Components Segment's primary raw materials include major commodity items such as sugar, corn syrup, cocoa powder, coconut oil, eggs and strawberries. These raw materials are available from multiple suppliers. Other than increased inflationary pressures on the cost of these raw materials, we do not foresee any issues with pricing or availability for these items in 2006.

Franchising and Licensing Segment

          A full franchising program has been developed for each of the Tropicana'r' Smoothies, Juices & More!, Yogen Fruz'r', Bresler's'r', Swensen's'r', Java Coast'r' Fine Coffees and Golden Swirl'r' chains. Although developed separately, each of the programs (except for Golden Swirl'r') is substantially similar and is organized on two levels: master franchising, pursuant to which master franchises are sold for specific regions, countries or other geographical areas; and retail franchising and licensing, pursuant to which franchises are sold, and licenses are granted, by master franchisees to retail outlet operators in the master franchisee's territory. Generally, retail franchising is used for larger locations such as traditional stores or kiosks, which offer a full range of products. Licensing is used primarily for smaller locations such as mini-counters or carts, which are located within the premises of strategic partners and typically offer a more limited selection of products.

          CoolBrands, either directly or through master franchisees, enters into a license agreement with each licensee for each location. The license agreement authorizes the licensee to operate a Swensen's'r', Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r' or Java Coast'r' Fine Coffees mini-counter or similar outlet within the licensee's place of business. The licensee must operate the outlet in accordance with the methods, standards, specifications and procedures prescribed by CoolBrands. Generally, the licensee must purchase products used within the outlet from CoolBrands or from suppliers and manufacturers designated by it.

Intangible Properties

          CoolBrands relies upon copyright, trademark and trade secret laws to protect its proprietary rights in its trademarks and products. CoolBrands has obtained registrations for a number of trademarks in Canada, the United States and internationally, including registrations for the trademarks and related symbols Eskimo Pie'r', Dreamery'r', Whole Fruit'r', Chipwich'r', Fruit-A-Freeze'r', Yogen Fruz'r', I Can't Believe It's Yogurt'r', Honey Hill'r', Bresler's'r', Swensen's'r', Steve's'r', Java Coast'r' Fine Coffees and Golden Swirl'r'. The Java Coast'r' Fine Coffees trademark and related symbols are owned in the United States by Superior Coffee and Foods, a division of Sara Lee Corporation, and used by I Can't Believe It's Yogurt pursuant to a trademark and license agreement providing for, among other things, a royalty-free license of such trademark and related symbols in the United States for an unlimited period of time (subject to termination upon the occurrence of certain events such as bankruptcy). CoolBrands has registered the Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r', Java Coast'r' Fine Coffees trademarks in all countries where Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r', and Java Coast'r' Fine Coffees outlets operate and where local laws permit trademark registration. Integrated Brands holds long-term trademark license agreements for use in certain countries of the Atkins'r' Endulge'TM', No Pudge!'TM', Tropicana'r', Yoplait'r', Trix'r', Crayola'TM', Justice League'TM', Snapple'TM' and Care Bears'TM' trademarks in connection with the manufacture, sale and distribution of frozen novelties and other frozen dessert products and Tropicana'r' Smoothies, Juices & More! trademark in connection with franchising. In countries lacking trademark and/or service mark legislation, CoolBrands utilizes alternative measures available to it, including the publication of cautionary notices, to protect its intellectual property interests.

Regulation

          Some states in the United States and the provinces of Alberta and Ontario have statutes regulating franchise operations, including registration and disclosure requirements in the offer and sale of franchises and the application of statutory standards regulating franchise relationships, such as termination and non-renewal of franchises. CoolBrands is also subject to the U.S. Federal Trade Commission regulations relating to disclosure requirements in the offer and sale of franchises in the United States. In addition, CoolBrands' frozen dessert and fresh yogurt products are also subject to licensing and regulation (including good manufacturing practices) by federal, state and municipal authorities at its facilities in North Lawrence, New York, Dallas, Texas and Russellville, Arkansas and in the states to which they ship their products.

Seasonality

          The ice cream and frozen snacks industry is highly seasonal with more frozen yogurt and ice cream consumed in warmer months. As a result, the operating results of all our operating segments, except for the Yogurt Segment, are subject to the same seasonality. The Corporation's fourth quarter, during the summer, has historically been the strongest quarter of the year. The fourth quarter accounted for 32.2% and 87.7% of the Corporation's net revenues and net loss, respectively, for the fiscal year ended August 31, 2005 and 28.7% and 52.7% of the total revenues and net earnings, respectively, for the fiscal year ended August 31, 2004.

          The Dairy Components Segment is seasonal with the strongest periods from February to August as we sell in to the summer ice cream season and from October to November as we sell an eggnog base for the holiday season. These two seasonal demands tend to balance out and provide consistent manufacturing volume throughout the year for our Dairy Components Segment.

Competitive Conditions

          CoolBrands competes in the frozen dessert retail market and the gourmet coffee retail market against a large number of competitors. In the novelty market, Integrated Brands faces substantial competition in connection with the marketing and sales of its products. Among its competitors are Klondike, Popsicle, Breyer's, Good Humor and Sealtest, owned by Unilever PLC and Dreyer's Grand Ice Cream which either owns or licenses the Dreyer's, Edy's, Nestle, Haagen-Dazs, Skinny Cow, and Starbuck's brands. In the super premium ice cream and sorbet pint markets, Integrated Brands faces substantial competition from Haagen-Dazs and Ben & Jerry's. Integrated Brands' products may also be considered to be competing with all ice cream and other frozen desserts for discretionary food dollars. In North America, competitors of CoolBrands include a number of large chains such as

Baskin-Robbins Inc., International Dairy Queen, Inc., Ben & Jerry's Homemade Inc. and Haagen-Dazs Company Inc., owned by The Pillsbury Company, TCBY Systems Inc. ("TCBY"), Freshens Premium Yogurt as well as independent retailers. In addition, both ice cream and frozen yogurt have been added as menu items by certain North American fast food restaurant chains and in recent years there has been an overall increase in the number of food service locations serving frozen yogurt, including snack food or dessert item restaurants. Frozen yogurt and ice cream are also offered in supermarkets, grocery stores and wherever convenience food operations are conducted. In the gourmet coffee retail market, the Corporation competes against a number of well-established chains such as Starbucks, Second Cup and Timothy's as well as a large number of other smaller chains and independent coffee shops and other outlets serving coffee.

          In the frozen dessert retail market, the level of competition is highest in the United States where I Can't Believe It's Yogurt'r', Bresler's'r', Swensen's'r', and Yogen Fruz'r' outlets not only compete with other frozen yogurt and ice cream chains but, in certain instances, also with each other. In Canada, Yogen Fruz'r' outlets experience l competition from frozen dessert competitors Baskin Robbins and Dairy Queen. Although in certain countries Yogen Fruz'r' and I Can't Believe It's Yogurt'r' outlets compete with TCBY outlets and with each other, markets outside of North America, and particularly in Asia and Latin America, tend to be in their initial stages of development resulting in CoolBrands' outlets facing local and national direct competition.

          In the United States, Bresler's'r' Industries and I Can't Believe It's Yogurt also sell some of their products for in-premises consumption at the locations of various retail food outlets.

          While the ice cream and frozen yogurt manufacturing and distribution business is relatively easy to enter due to low entry costs, achieving wide distribution may be more difficult because of the high cost of a national marketing program and limitations on space available in retail freezer compartments.

          CoolBrands Dairy's Breyers yogurt competes in the refrigerated yogurt section with Yoplait and Dannon on a national basis. Competition exists regionally from lesser brands, from private label manufacturers and store brands. The competitive position changes across the marketing regions between the aforementioned brands. Breyers yogurt provides a value added choice with our 8 oz serving size as compared with the 6 oz offered by the competition.

          The Dairy Components Segment's main competitors include Senscient and Givadaun. The market is very competitive with excess capacity available for the types of dairy component products we offer to our customers.

Employees

          As of August 31, 2005, CoolBrands had 1361 full-time and part-time employees. Of these, 219 perform contract labour at Americana Foods through a temporary employment agency. The following is a breakdown of employees by segment:

Frozen Dessert Segment            1,051
Yogurt Segment                      170
Foodservice Segment                  36
Dairy Components Segment             37
Franchise and Licensing Segment      67

Foreign Operations

          The Corporation and all five of its operating segments are largely dependent on foreign operations as the vast majority of the Corporation's business is derived from, and the majority of the Corporation's assets are located in, the United States. In addition to its headquarters in Ontario, Canada, the Corporation leases various spaces in the United States for numerous purposes, including for offices, production and storage facilities, manufacturing plants, printing and packaging plants, and freezer and distribution facilities.

Revenue by Industry Segments and Classes of Product and Services

          The following tables set forth the contribution to revenue of each of the above-described segments:

Year ended August 31, 2005 (in thousands of dollars)

                                                   Operating Segments
                         ----------------------------------------------------------------------
                                                                        Franchising
                          Frozen                             Dairy          and
                         Desserts   Yogurt   Foodservice   Components    Licensing    Corporate
    Revenue Source           $        $           $             $            $            $
----------------------   --------   ------   -----------   ----------   -----------   ---------
United States            330,039    44,007     18,397        22,589         7,914         --
Canada                       528        --         --            --         4,054        280
International                405        --         --            --         3,232         --
Inter-segment revenues   (43,665)       --       (661)       (3,051)           --       (230)
Other revenues               797        --         --            --           303        132
Total consolidated net
   revenues              288,104    44,007     17,736        19,538        15,503        182

Year ended August 31, 2004 (in thousands of dollars)

                                              Operating Segments
                         -------------------------------------------------------------
                                                               Franchising
                          Frozen                     Dairy        and
                         Desserts   Foodservice   Components    Licensing    Corporate
    Revenue Source           $            $           $             $            $
----------------------   --------   -----------   ----------   -----------   ---------
United States            461,580      16,382        29,516        8,526          --
Canada                       901          --            --        2,999         219
International                361          --            --        2,663          --
Inter-segment revenues   (66,533)       (703)       (6,332)          --        (172)
Other revenues               261          --            --          162         108
Total consolidated net
   revenues              396,570      15,679        23,184       14,350         155

Risk Factors

Consumer Tastes

          CoolBrands products are ultimately purchased by the global retail consumer, whose tastes and preferences are subject to variation and change. Although carefully monitored, these changes cannot be controlled and are difficult to predict. Management believes that CoolBrands' family of products is based on well-established brand names and is easily adaptable to meet changes in consumer tastes and demands.

Competition

          The Corporation derives a substantial portion of its revenues from its operations in the United States. The U.S. market for frozen desserts and fresh yogurt products is highly competitive. As competitors introduce new products or revise their supply or pricing strategies, the Corporation may encounter additional and more intense competition. Such competitors may have greater name recognition and more extensive financial, technological, marketing and personnel resources than the Corporation. In addition, the Corporation may experience increased competition in other markets as its competitors expand their international operations.

Seasonality

          The frozen dessert industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.

Shelf Space

          The Corporation's existing shelf space for its products, along with that of all other products, is reviewed at least annually by its customers. Supermarket, club store and convenience store chains reallocate their total shelf space taking into effect a number of variables, including the number of new products being introduced at any given time, the amount of new product placement fees (slotting fees) being offered by companies in the ice cream, frozen dessert treats and fresh yogurt industries and by changing consumer tastes and fads. As a result, CoolBrands is subject, in any given year, to the loss of shelf space with its customers and the loss in revenues associated with the sale of those products. CoolBrands responds to this possibility by developing and introducing new products annually. There is also substantial risk that the sales of such new products will not be as successful as CoolBrands had previously estimated or as successful as new products introduced by CoolBrands in the past. The risks associated with the reallocation of shelf space by CoolBrands' customers and the development and introduction of new products could have a material adverse effect upon CoolBrands' financial position and results of operations.

Mergers and Acquisitions

          CoolBrands has made, and may in the future make acquisitions of, or significant investments in, businesses or assets with complementary products or unrelated industries. Acquisitions involve numerous risks, including but not limited to: (i) diversion of management's attention from other operational matters; (ii) the inability to realize expected synergies from the acquisition;
(iii) impairment of acquired intangible assets as a result of worse-than-expected performance of the acquired operations; (iv) integration and retention of key employees; and (v) integration of operations. Mergers and acquisitions are inherently subject to significant risks, and the inability to effectively manage these risks could materially and adversely affect CoolBrands' business, financial condition and results of operations.

Political Risk

          CoolBrands operates in some countries that are subject to potential political and economic uncertainty. Such factors, beyond the control of CoolBrands, are lessened because of international diversification and the sharing of risks with master and sub-franchisees.

Key Personnel

          The Corporation is currently dependent upon a small number of key management personnel and continued success will depend, in part, upon their abilities. The loss of these key personnel may adversely affect the performance of the Corporation.

Raw Materials

          The Corporation is subject to risks with respect to its cost of raw materials, some of which are subject to changes in commodity prices, particularly the cost of butterfat, which is used to produce ice cream products. From time to time, the Corporation has used hedging contracts to reduce its exposure to such risks with respect to its raw material costs.

Inflation

          Inflation can significantly impact ice cream, frozen desserts and fresh yogurt ingredients, including milk, butterfat and packaging costs. In the past, the Corporation has been able to pass on ingredient, energy and freight cost increases by raising prices on selected product lines. The ability of the Corporation to pass on cost increases in the future will depend, to some extent, on whether its competitors have also done so.

Credit Risk

          The Corporation relies on major retailers in the U.S. for a substantial portion of its sales. As a result of this concentration of sales and accounts receivable, the Corporation is subject to certain credit risks. Such risks are somewhat mitigated by the fact that net sales to any one customer do not exceed ten percent of the Corporation's consolidated net sales.

Interest Rate Risk

          CoolBrands is subject to interest rate risk as its long-term debt and short-term borrowings are based upon the prime rate and/or Libor. If these base rates increase, CoolBrands will incur incremental interest expense.

Legal

          The Corporation may be subject in the future to legal proceedings and disputes with franchisees, former franchisees and others in the ordinary course of its business.

DIVIDENDS

          The Corporation's constating documents provide that holders of Subordinate Voting Shares are entitled to receive such dividends as may be declared by the board of directors prior to the holders of the Corporation's Class B multiple voting shares (the "Multiple Voting Shares"). However, it is not contemplated that any dividends will be paid on any shares of the Corporation in the immediate future, as it is anticipated that all available funds will be reinvested in CoolBrands to support current operations and to finance the growth of its business. Any decision to pay dividends in the future will be made by the Corporation's board of directors on the basis of the earnings, financial requirements and other conditions existing at such time and will be subject to any restrictions imposed by the terms of any debt financing instruments.

DESCRIPTION OF CAPITAL STRUCTURE

          The Corporation's authorized capital consists of 200,000,000 Subordinate Voting Shares and 200,000,000 Multiple Voting Shares, of which, as at the date hereof, 50,004,069 Subordinate Voting Shares and 6,028,864 Multiple Voting Shares are issued and outstanding. Accordingly, 45.3% of the aggregate voting rights attached to the Corporation's securities are represented by the Subordinate Voting Shares.

          Holders of the Subordinate Voting Shares are entitled to notice of and to attend all meetings of the shareholders of the Corporation, other than those meetings at which only holders of another specified class or series of shares of the

Corporation are entitled to vote and are entitled to one (1) vote for each Subordinate Voting Share held on all votes taken at such meetings. Each Multiple Voting Share entitles the holder thereof to notice of and to attend all meetings of the shareholders of the Corporation, other than those meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote and are entitled to ten (10) votes for each Multiple Voting Share held on all votes at such meetings. The Subordinate Voting Shares and the Multiple Voting Shares vote as a single class unless otherwise required by law. The holders of the Subordinate Voting Shares are entitled to convert such shares into Multiple Voting Shares in the event that an offer is made to the holders of the Multiple Voting Shares to purchase such shares if such offer must, by law, be made to all or substantially all of the shareholders of the Corporation.

MARKET FOR SECURITIES

          The Subordinate Voting Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "COB.SV.A".

          The table below sets forth the high and low trading prices and volumes for the Subordinate Voting Shares traded through the Toronto Stock Exchange on a monthly basis for the period commencing on September 1, 2004 and ending on August 31, 2005.

                                                      High     Low      Volume
                                                     ------   -----   ----------
September 2004....................................   $10.25   $8.30    6,938,500
October 2004......................................   $ 9.30   $6.73    5,842,600
November 2004.....................................   $ 9.23   $6.39   14,853,600
December 2004.....................................   $ 9.20   $7.00   10,726,800
January 2005......................................   $ 9.95   $7.25   10,251,700
February 2005.....................................   $ 9.29   $7.77    7,697,500
March 2005........................................   $ 9.69   $8.44    3,538,100
April 2005........................................   $ 9.18   $5.40    6,905,800
May 2005..........................................   $ 5.75   $3.91    4,559,600
June 2005.........................................   $ 4.75   $3.80   13,675,800
July 2005.........................................   $ 4.30   $2.55   19,051,900
August 2005.......................................   $ 3.59   $2.78    4,199,300

DIRECTORS AND OFFICERS

          The following table sets forth, as at the date hereof, the name and municipality of residence of each director of CoolBrands, as well as such individual's position with CoolBrands, principal occupation and period of service as a director.

   Name, Municipality of
   Residence and Current
   Position(s) with the
        Corporation                          Principal Occupation                  Director Since
--------------------------   ---------------------------------------------------   --------------
Michael Serruya              Executive Co-Chairman and Director of the             September 1994
Thornhill, Ontario           Corporation
Co-Chairman and Director

David J. Stein               Co-Chairman, President, Chief Executive               March 1998
Southampton, New York        Officer and Director of the Corporation
President, Chief Executive
Officer and Director

Aaron Serruya                Executive Vice President, Secretary and               September 1994
Thornhill, Ontario           Director of the Corporation
Executive Vice President,
Secretary and Director

David M. Smith               Vice-Chairman, Chief Operating Officer and            March 1998
Manhasset, New York          Director of the Corporation
Vice-Chairman, Chief
Operating Officer and
Director

Romeo DeGasperis (1)         Vice President of Con-Drain Company Limited,          February 2000
Concord, Ontario             a watermain and sewer contracting business
Director

Robert E. Baker (2)(3)       President of Puroast Coffee, Inc., a private          March 2005
Smyrna, Georgia              company manufacturing low acid coffee.
Lead Director

Beth L. Bronner (1)(3)       Senior Vice President & Chief Marketing Officer of    March 2005
Deerfield, Illinois          Jim Beam Brands Co., a division of Fortune Brands
Director                     Inc., a publicly traded leading consumer products
                             company.

L. Joshua Sosland (2)(3)     Vice Chairman of Sosland Publishing Co., a            March 2005
Kansas City, Missouri        publisher of business-to-business periodicals
Director                     for the grain-based and food processing
                             industries.

Arthur Waldbaum(1)(2)        Private Investor                                      March 2005
Old Westbury, New York
Director

(1)  Member of the Audit Committee.
(2)  Member of Compensation Committee.
(3)  Member of Corporate Governance Committee.

          During the past five years, each of the foregoing individuals has held his or her present principal occupation or a similar position with his or her present employer or its predecessors or affiliates except for: Mr. Robert E. Baker who, prior to October 2003, was Vice President, Market Strategy at ConAgra Foods Retail Products Company; and Ms. Beth L. Bronner who, from May 2001 to September 2003, served as a private consultant and president of a private realty company and from August 2000 to May 2001 was the President and Chief Operating Officer of ADVO Inc., a publicly-traded targeted home-delivered print advertising company.

          Each director holds office until the close of business of the next annual meeting of shareholders of the Corporation unless his or her office is earlier vacated in accordance with the Corporation's articles of association.

          The following table sets forth, as at the date hereof, the name and municipality of residence of each executive officer of CoolBrands, as well as such individual's position with CoolBrands and principal occupation within the five preceding years.

 Name and Municipality of
        Residence                            Principal Occupation
-------------------------   -----------------------------------------------------
Michael Serruya             Executive Co-Chairman and Director of the Corporation
Thornhill, Ontario

David J. Stein              Co-Chairman, President, Chief Executive Officer
Southampton, New York       and Director of the Corporation

Aaron Serruya               Executive Vice President, Secretary and Director of
Thornhill, Ontario          the Corporation

David M. Smith              Vice-Chairman, Chief Operating Officer and Director
Manhasset, New York         of the Corporation

Gary P. Stevens             Chief Financial Officer of the Corporation.
Las Vegas, Nevada

Timothy Timm                Vice-President, Manufacturing and Quality Assurance
Green Bay, Wisconsin        of the Corporation.

John M. Kaczynski           Senior Vice-President, Sales and Marketing of the
Marshfield, Massachusetts   Corporation.

William J. Weiskopf         President, Value America Flavors and Ingredients
Midlothian, Virginia

John R. LeSauvage           Vice-President, Operations  of the Corporation
Chappaqua, New York

J. Leo Glynn                President, Eskimo Pie Frozen Distribution, Inc.
Mahwah, New Jersey

Craig Hettrich              President, Foodservice, Impulse and Copack
Lincoln, Rhode Island

Francis X. Orfanello        Vice President
East Taunton,
Massachusetts

          During the past five years, each of the foregoing individuals has held his or her present principal occupation or a similar position with his or her present employer or its predecessors or affiliates except for: Mr. J. Leo Glynn who, prior to June 2003, was employed by Dreyer's Grand Ice Cream from 1993 in various sales and distribution management positions; Mr. Craig Hettrich who, from 2003 to 2005, was a principal of The Hale Group, a strategic management consulting firm serving the food and agribusiness industries, and from 2000 to 2002 was President of American Seafood International; and Mr. Frank Orfanello who, prior to September 2005 was Chief Operating Officer of Veryfine Products Inc., a leading manufacturer of non-carbonated juice and water beverages.

          As of August 31, 2005, all directors and officers of the Corporation, as a group beneficially own or exercise control of approximately 54.4% of the votes attaching to all outstanding shares of the Corporation, comprised of the following: 155,031 multiple voting shares held directly by The Serruya Family Trust and 4,078,301 multiple voting shares held by 1082272 Ontario Inc., a wholly-owned subsidiary of The Serruya Family Trust; 1,419,467 multiple voting shares held by the Estate of Richard E. Smith, 288,106 multiple voting shares held by David M. Smith and 45,138 multiple voting shares held by David J. Stein; and approximately 66,707 subordinate voting shares held by the remaining directors and officers of the Corporation. In addition, Michael Serruya owns 56,000 subordinate voting shares, Aaron Serruya owns 56,149 subordinate voting shares and the Estate of Richard E. Smith owns 8,300 subordinate voting shares.

Corporate Cease Trade Orders or Bankruptcies

          Michael Serruya, the Corporation's Co-Chairman, by virtue of his role as a director of Moneysworth & Best Shoe Care Inc., was subject to a cease trade order issued by the Ontario Securities Commission in June 2000 concerning Moneysworth & Best Shoe Care Inc. securities when Moneysworth failed to comply with certain continuous disclosure requirements. Moneysworth & Best Shoe Care Inc. filed for voluntary assignment into bankruptcy on July 11, 2000. The cease trade order is no longer in effect.

          In connection with the Corporation's failure to meet the deadline under Canadian securities legislation of November 29, 2005 for the filing of its audited annual financial statements, related management's discussion and analysis, and annual information form for the year ended August 31, 2005, the Corporation made application to Canadian securities regulators for an order that trading in the Corporation's securities by directors and officers cease until such time as the requisite filings have been made. On December 1, 2005, the Ontario Securities Commission (as principal regulator) issued a temporary order prohibiting Michael Serruya, David Stein, Aaron Serruya, David Smith, Romeo DeGasperis, Robert Baker, Beth Bronner, Joshua Sosland, Arthur Waldbaum, Gary Stevens, Timothy Timm, John Kaczynski, William Weiskopf, Paul Samuel, John LeSauvage, Fred Fullerton, Jr., J. Leo Glynn, Craig Hettrich and Frank Orfanello from trading in securities of the Corporation for a period of 15 days.

Penalties or Sanctions

          No director or officer of the Corporation, and no shareholder holding sufficient securities of the Corporation to effect materially the control of the Corporation, has, during the ten years prior to the date hereof:

          (a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

          (b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

          No director or officer of the Corporation, and no shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, nor any personal holding company of any such person, has, during the ten years prior to the date thereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

          The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interests that they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the board of directors, any directors in a conflict is required to disclose his or her interest and abstain from voting on such matter.

          To the best of the Corporation's knowledge, there are no known existing or potential conflicts of interest among the Corporation, its directors, officers or other members of management of the Corporation as a result of their outside business interests at the date hereof other than:

     1. the agreement between Integrated Brands and Calip, a company controlled by David M. Smith, a Director of the Corporation, pursuant to which Integrated Brands has appointed Calip as its exclusive distributor for any ice cream or other frozen dessert product manufactured by, on behalf of, or under authority of, Integrated Brands, its subsidiaries, affiliates or successors in the State of New Jersey and certain areas in the State of New York and the State of Connecticut; and

     2. John R. LeSauvage, in addition to his employment with the Corporation as Vice-President, Operations, is also employed by Calip.

          However, certain of the directors, and officers and other members of management serve as directors, officers, and members of management of other public companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Corporation.

          The directors and officers of the Corporation have been advised of their obligations to act at all times in good faith in the interest of the Corporation and to disclose any conflicts to the Corporation if and when they arise.

AUDIT COMMITTEE

          Under Multilateral Instrument 52-110 - Audit Committees, companies are required to provide disclosure with respect to their audit committee including the text of the audit committee's charter, composition of the audit committee and the fees paid to the external auditor. Accordingly, the Corporation provides the following disclosure with respect to its audit committee:

The Audit Committee Charter

          The text of the Corporation's audit committee charter is set out in Schedule "A".

Composition of the Audit Committee

          The Audit Committee consists of the following members:

Member Name        Independent(1)   Financially Literate(2)
----------------   --------------   -----------------------
Romeo DeGasperis         Yes                  Yes
Beth L. Bronner          Yes                  Yes
Arthur Waldbaum          Yes                  Yes

(1) A member of an audit committee is independent if the member has no direct or indirect material relationship with the Corporation which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

(2) A member of an audit committee is financially literate if he/she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Relevant Education and Experience

          The education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as a member of the Audit Committee are as follows:

Member Name                           Education and Experience
----------------   -------------------------------------------------------------
Romeo DeGasperis   Mr. DeGasperis is the Chief Executive Officer and a
                   Vice-President of Con-Drain Company Limited, a private
                   company operating in Ontario. He is also a director of
                   Futureway Communications (FCI Broadband), a full service
                   provider of local and long distance telephone, high-speed
                   Internet and data center service to homes and businesses in the Greater Toronto Area. Mr. DeGasperis has been a member of the Audit Committee of CoolBrands since 2000.

Beth L. Bronner    Ms. Bronner holds a Bachelor of Arts Degree from Vassar
                   College and an MBA in marketing and finance from the
                   University of Chicago. Ms. Bronner has more than 25 years of experience in the consumer products business, including
                   recently as President of Advo, Inc. (listed on the NYSE),
                   Revlon, Inc. (listed on the NYSE), and with Slim Fast Foods.
                   Currently, she is the Chief Marketing Officer and Senior Vice
                   President of Marketing for Jim Beam Brands Worldwide. Ms.
                   Bronner is also a director of two other public companies -
                   Assurant, Inc. and The Hain-Celestial Group.

Arthur Waldbaum    Mr. Waldbaum has significant experience over more than 25
                   years in the grocery business, an industry in which
                   CoolBrands participates. He has served in various capacities with Waldbaum's Supermarkets, which was sold to The Great
                   Atlantic & Pacific Tea Co. in 1986, including as Executive
                   Vice-President responsible for merchandising. Mr. Waldbaum also holds a Bachelor of Arts Degree in Sociology and
                   Business from the University of Colorado.

External Auditor Service Fees (By Category)

          The aggregate fees billed by the Corporation's external auditors in each of the last two financial years for audit fees are as follows:

 Financial Year                    Audit Related
Ending August 31   Audit Fees(1)      Fees(2)      Tax Fees(3)   All Other Fees(4)
----------------   -------------   -------------   -----------   -----------------
      2005            $430,000        $27,750        $10,800            None
      2004            $380,500        $17,000        $ 6,200            None

(1) The aggregate audit fees billed.

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements which are not included under the heading "Audit Fees".

(3) The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4) The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

LEGAL PROCEEDINGS

          The Corporation is not a party to, nor is any of its property subject to, any legal proceeding that may be material to it and no such proceeding is known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

          The only transactions in which the Corporation has participated within the three year period prior to the date hereof in which a director, executive officer or principal shareholder of the Corporation or any associate or affiliate of the foregoing have had a material interest, direct or indirect, which has materially affected or will materially affect the Corporation are as follows:

               a) 701587 Ontario Ltd., a corporation whose sole shareholder is The Serruya Family Trust, a significant shareholder of the Corporation, routinely enters into leases with commercial landlords for the premises used by the Corporation's Canadian franchisees and sublets such premises to such franchisees. Yogen Fruz International Ltd does not earn any fees or premium on such leases.

               b) Integrated Brands, a wholly owned subsidiary of the Corporation, has entered into a distribution agreement with Calip, a company controlled by David M. Smith, a Vice-Chairman and Chief Operating Officer of the Corporation. Pursuant to the agreement, Integrated Brands Inc. has appointed Calip as its exclusive distributor for any ice cream or other frozen dessert product manufactured by, on behalf of, or under authority of, Integrated Brands Inc., its subsidiaries, affiliates or successors in the State of New Jersey and certain areas in the State of New York and the State of Connecticut. The agreement continues until December 31, 2007 and thereafter renews automatically on December 31 of each year for an additional one year term, provided that as of such date at least 50% of the issued and outstanding shares of Calip are beneficially owned by the Smith Family and/or David Stein, unless Calip gives Integrated Brands written notice on or before September 30th of that same year that Calip will not renew the agreement, in which event the agreement terminates effective December 31 following such notice. The Corporation has agreed to guarantee the performance of the distribution agreement; and

               c) Integrated Brands, a wholly owned subsidiary of the Corporation, entered into a management agreement effective July 1, 2003 with Calip, pursuant to which Calip provided Mr. Richard Smith's full time management services and certain other ancillary services to the Corporation for a fixed payment of $1,300,000 per year. The management agreement with Calip was terminated following the passing of Mr. Smith on January 29, 2005.

TRANSFER AGENT AND REGISTRAR

          The transfer agent and registrar for the Subordinate Voting Shares and the Multiple Voting Shares of the Corporation is Equity Transfer Services Inc. at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

          Other than contracts entered into in the ordinary course of business, the following are the only contracts that are material to the Corporation that were entered into either (i) within the most recently completed financial year of the Corporation; or (ii) after January 1, 2002 and before the most recently completed financial year of the Corporation and which is still in effect as of the date hereof:

          1.   the Credit Amendment (see "General Development of the Business");

          2. the definitive purchase agreement with Kraft relating to the Corporation's purchase of Kraft's yogurt business (see "General Development of the Business");

          3. a transition services agreement dated March 27, 2005 between Kraft and the Corporation pursuant to which Kraft provides the Corporation with certain services to facilitate the Corporation's purchase of Kraft's yogurt business;

          4. a transition services agreement dated July 5, 2003 between Dreyer's and the Corporation pursuant to which Dreyer's provides the Corporation with certain transition services to facilitate the Dreyer's Acquisition;

          5. a grocery carrier agreement dated July 5, 2003 between Dreyer's and the Corporation pursuant to which the Corporation agreed to perform certain grocery carrier duties for Dreyer's in connection with the Dreyer's Acquisition;

          6. a distribution agreement dated July 5, 2003 between Dreyer's and the Corporation pursuant to which Dreyer's provides the Corporation with certain distribution services to facilitate the Dreyer's Acquisition;

          7. a non-grocery distribution agreement dated July 5, 2003 between Dreyer's and the Corporation pursuant to which the Corporation agreed to provide Dreyer's with certain distribution services following the Dreyer's Acquisition; and

          8. an amended and restated limited partnership agreement dated January 10, 2003 between the Corporation, Americana Foods Corp. and AF Sub Corp. pursuant to which the Corporation was admitted as a limited partner to Americana Foods Limited Partnership in connection with the Americana Foods Acquisition.

The above material contracts are available on the Internet at www.sedar.com.

INTERESTS OF EXPERTS

          The Corporation's auditors are BDO Dunwoody LLP, Chartered Accountants, Toronto, Ontario. The report of BDO Dunwoody LLP on the Corporation's consolidated financial statements as at August 31, 2005 and August 31, 2004 has been filed under National Instrument 51-102 with those financial statements. To the best of the knowledge and belief of the Corporation, BDO Dunwoody LLP and its partners collectively own beneficially, directly or indirectly, less than 1% of the Corporation's outstanding Subordinate Voting Shares.

ADDITIONAL INFORMATION

          Additional information concerning the Corporation may be found on SEDAR at www.sedar.com. Additional financial information is contained in the Corporation's audited financial statements and management discussion and analysis for the year ended August 31, 2005.

          Additional information, including directors' and officers' remuneration and indebtedness and principal holders of securities of the Corporation, is contained in the Corporation's management information circular relating to the annual meeting of shareholders held on February 25, 2005.

                                  SCHEDULE "A"

                          COOLBRANDS INTERNATIONAL INC.
                                 (The "Company")

                             AUDIT COMMITTEE CHARTER

Purpose of the Committee

          The Audit Committee (the "Committee") is a committee of the Board of Directors of the Company. The function of the Committee is to assist the Board of Directors in fulfilling its oversight responsibilities regarding matters related to the Company's financial reporting. The Committee will primarily fulfill this role by carrying out the activities enumerated in this Charter.

Composition of the Committee

          The Committee shall be comprised of not less than three Directors, each of whom is and must at all times be independent and financially literate within the meaning of applicable Canadian securities laws. The members of the Committee, and its Chair, shall be appointed by the Board of Directors on an annual basis or until their successors are otherwise duly appointed.

Responsibilities of the Committee

          As part of its function in assisting the Board of Directors in fulfilling its oversight responsibilities (and without limiting the generality of the Committee's role), the Committee will:

          (a)  Financial Disclosure

               (i) Review and recommend to the Board of Directors the Company's annual and interim financial statements, including any certification, report, opinion or review rendered by the external auditor and the related Management's Discussion & Analysis, as well as such other financial information of the Company provided to the public or any governmental body.

               (ii) Review and recommend to the Board of Directors for approval any press releases of the Company that contain financial information.

               (iii) Satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and the related Management's Discussion & Analysis, and periodically assess the adequacy of those procedures.

          (b)  Relationship with the External Auditor

               (i) Recommend to the Board of Directors the selection of the external auditor and the fees and other compensation to be paid to the external auditor.

               (ii) Have the authority to communicate directly with the external auditor, and shall communicate directly with the external auditor concerning the audit process in accordance with this Charter.

               (iii) Advise the external auditor that it is required to report to the Committee, and not to management of the Company.

               (iv) Monitor the relationship between management and the external auditor, including reviewing any management letters or other reports of the external auditor, discussing any material differences of opinion between management and the external auditor and resolving disagreements between the external auditor and management.

               (v) Review and discuss on an annual basis with the external auditor all significant relationships they have with the Company, its management or employees that might interfere with the independence of the external auditor.

               (vi) Pre-approve all non-audit services (or delegate such
                    pre-approval, as the Committee may determine and as permitted by applicable Canadian securities laws) to be provided by the external auditor.

               (vii) Review the performance of the external auditor and
                    recommend any discharge of the external auditor when the Committee determines that circumstances warrant.

               (viii) Periodically consult with the external auditor out of the presence of management regarding:

                    (A) any significant financial risks or exposures facing the Company;

                    (B) internal financial reporting controls and other steps that management has taken to control such risks; and

                    (C) the fullness and accuracy of the financial statements of the Company, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

               (ix) Review and approve any proposed hiring of current or former partners or employees of the current (and any former) external auditor of the Company.

          (c)  Audit Process

               (i) Review the scope, plan and results of the external auditor's audit and reviews, including the auditor's engagement letter, the post-audit management letter, if any, and the form of the audit report. The Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

               (ii) Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

               (iii) Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

               (iv) Where there are significant unsettled issues between
                    management and the external auditor that do not affect the audited financial statements, the Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

               (v) Review with the external auditor and management significant findings and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented.

               (vi) Review the system in place to seek to ensure that the financial statements, Management's Discussion & Analysis and other financial information disseminated to applicable securities regulators and stock exchanges, and the public, satisfy applicable requirements.

          (d)  Financial Reporting Processes

               (i) Review the integrity of the Company's financial reporting processes, both internal and external, in consultation with the external auditor.

               (ii) Review all material balance sheet issues, material
                    contingent obligations and material related party transactions.

               (iii) Review with management and the external auditor the
                    Company's accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor's preferred treatment and any other material communications with management with respect thereto. Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

          (e)  General

               (i) The Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the Company) the compensation for any such advisors.

               (ii) Periodically review this Charter and, if the Committee deems appropriate, recommend to the Board of Directors changes to this Charter.

               (iii) Review the public disclosure regarding the Committee required from time to time by applicable Canadian securities laws, including:

                    (A)  the Charter of the Committee;

                    (B)  the composition of the Committee;

                    (C) the relevant education and experience of each member of the Committee;

                    (D)  the external auditor services and fees; and

                    (E) such other matters as the Company is required to disclose concerning the Committee.

               (iv) Perform any other activities as the Committee or the Board of Directors deems necessary or appropriate.

Limitations on the Committee's Duties and Responsibilities

          In contributing to the Committee's discharge of its duties under this Charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the Directors are subject.

          It is not the duty of the Committee to prepare financial statements or ensure their accuracy or absence of errors and omissions, to plan or conduct audits, to determine that the financial statements are complete and accurate and in accordance with applicable generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Company's internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor.

          Members of the Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Company by the external auditor, (iv) financial statements of the Company represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Company in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Meeting Procedure

          (a)  General

               (i)  The Committee shall meet at least four times annually.

               (ii) The Committee or its Chair will meet at least once per year with management and the external auditor in separate sessions to discuss any matters that the Committee or each of these groups desires to discuss privately.

          (b)  Quorum

               (i) A quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine.

          (c)  Minutes

               (i) The Committee shall keep minutes of each meeting of the Committee. A copy of the minutes shall be provided in a timely manner to each member of the Committee and each member of the Board of Directors.

          (d)  Notice of Meetings

               (i) Meetings of the Committee shall be held from time to time and at such place as any member of the Committee shall determine upon a minimum of 24 hours prior notice to each of the other Committee members.

               (ii) The members of the Committee may waive the requirement for notice. The Chief Executive Officer and the Chief Financial Officer, and the external auditor shall be entitled to request that the Chair call a meeting.

               (iii) The Committee may ask members of the Company's management, employees or others (including the external auditor) to attend meetings and provide such information as the Committee requests. Members of the Committee shall have full access to all information of the Company (including, for greater certainty, its affiliates, subsidiaries and their respective operations) and shall be permitted to discuss such information and any other matters relating to the results of operations and financial position of the Company with management, employees, the external auditor and others as they consider appropriate.

Complaints Procedure

          Anyone may submit a complaint regarding conduct by the Company or its employees or agents (including its external auditor) reasonably believed to involve questionable accounting, internal accounting controls, auditing or other matters. The Chair of the Committee will oversee treatment of such complaints.

          Complaints are to be directed to the attention of the Chair of the Committee.

          Complaints may be submitted to the Chair on a confidential basis to the following confidential e-mail address: auditchair@coolbrandsww.com. The Committee will endeavour to keep the identity of the complainant confidential.

          The Chair of the Committee shall lead the review and investigation of a complaint. The Committee shall retain a record of all complaints received. Corrective action will be taken when and as warranted.

Establishment of the Committee

          The Committee is established by resolution of the Board of the Directors of the Company dated April 1, 2005.